

February 12, 2020

Eric Smit
Chief Financial Officer
eGain Corporation
1252 Borregas Avenue
Sunnyvale, California 94089

>   **Re: eGain Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2019**
>   **Filed September 12, 2019**
>   **File No. 001-35314**

Dear Mr. Smit:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

Consolidated Financial Statements
Note 1 Summary of Business and Significant Accounting Policies
Cost Capitalized to Obtain Revenue Contracts, page 57

1. We note that costs capitalized on new revenue contracts are recognized over the period of benefit. Please explain how you considered the expected duration of customer contracts and whether this contemplates renewals. Also, explain how the expected useful lives of your technologies is considered and how you determined that both subscription and support revenue contracts have the same estimated benefit period. Refer to ASC 340-40-35-1. As part of your response, please explain how you arrived at an estimated period of benefit of five years considering that this is the same period that commissions for contract renewals are amortized.

2.   You disclose that the five year period for amortizing commissions on cloud-based arrangement renewals is the estimated period of benefit; however, on page 62 you refer to this five year period as the related contractual renewal period. Please advise. Tell us whether commissions on renewals are commensurate with the initial contract commissions and how the five year period for amortizing commissions on renewals was determined. Refer to ASC 340-40-35-1.

Revenue Recognition, page 64

3.   Please provide us with your analysis of how you determined that your term license and the related cloud functionality are highly interrelated and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21(c). As part of your response, please quantify the amount of revenue recognized from these arrangements.

4.   We note that OEM royalty revenue is recognized at the time it is reported and paid by the customer as any estimated variable consideration would have to be fully constrained. Please describe the factors considered when assessing the likelihood and the magnitude of a subsequent revenue reversal of the estimated variable consideration, including your historical experience with the royalty arrangement. Refer to ASC 606-10-32-11 through 32-13. As part of your response, please tell us the amount of revenues recognized related to the OEM royalty arrangement.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Stan Pierson